Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated basis. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference into this prospectus (amounts in thousands, except ratios).

	Nine Months
	Ended
	September 30,	Year ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Income (Loss) before provision for income taxes	$(8,441)	$(4,150)	$5,524	$7,675	$4,967	$6,037
(Income) Loss from equity investees	(76)	217	760	331	(107)	(270)
Distributions from equity investees	97	21	1,442	5,165	744	534
Plus: Fixed Charges	37,516	46,659	40,009	29,922	26,095	27,318

Total Earnings	$29,096	$42,747	$47,735	$43,093	$31,699	$33,619

Fixed charges:
Interest expense	$17,321	$18,022	$11,900	$11,241	$11,819	$12,217
Estimate of interest component of rental expense	20,195	28,637	28,109	18,681	14,276	15,101

Total Fixed Charges	$37,516	$46,659	$40,009	$29,922	$26,095	$27,318

Ratio of Earnings to Fixed Charges	(A)	(A)	1.19	1.44	1.21	1.23

(A)	Earnings were insufficient to cover fixed charges by $8.4 million and $3.9 million for the nine months ended September 30, 2013, and year ended December 31, 2012, respectively.

In calculating the ratio of earnings to fixed charges, “earnings” means the sum of income before income taxes and fixed charges exclusive of capitalized interest, and “fixed charges” means interest expensed and capitalized, amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the portion of annual rental expense on leases that represents the interest factor.

For the periods indicated above, we did not have any outstanding shares of preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the above table.